Exhibit 99.1

FSD Pharma Announces Plan to Spin-Out Subsidiary as Distribution to Shareholders; Shareholder Meeting Scheduled for June 29, 2023

TORONTO--(BUSINESS WIRE)--April 12, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, is pleased to announce it intends to complete a spin-out transaction via a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Spin-out Transaction”) whereby the shares of its yet-to-be-formed wholly owned subsidiary (“Pubco”) will be separated into an independent public company. The Spin-out Transaction, which is expected to be completed in July 2023, is intended to enable the Company to focus on development of its core assets and maximize shareholder value.

All shareholders of the Company (the “Shareholders”) as of the distribution date (the “Distribution Date”) will exchange their shares in the capital of the Company (each, inclusive of both Class A multiple voting shares and Class B subordinate voting shares, an “FSD Share”) for the same number of existing shares of the Company (having identical terms, both for the Class A multiple voting shares and Class B subordinate voting shares) plus common shares in the capital of the Pubco (each, a “Pubco Share”), on a pro rata basis. Pubco will only have one class of shares.

Shareholders must hold FSD Share as of the Distribution Date to qualify to receive shares of Pubco in the distribution. FSD Pharma will provide further updates on the Distribution Date in due course.

Following the Spin-out Transaction, FSD Pharma will remain listed on the NASDAQ Stock Market and Canadian Securities Exchange (the “CSE”). Following the Spin-out Transaction, Pubco will become a “reporting issuer” in the same jurisdictions in Canada that FSD Pharma is a reporting issuer, with a view to completing a reverse take-over transaction with a business that has yet to be identified.

FSD Pharma will hold an annual general and special shareholders meeting on June 29, 2023 (the “Meeting”) where Shareholders will be able vote on the Spin-out Transaction. The record date for shareholders entitled to vote at the Meeting will be May 15, 2023.

FSD Pharma and Pubco expect to enter into an arrangement agreement to effect the Spin-out Transaction and the expected closing date of the Spin-out Transaction is July 2023. The completion of the Spin-out Transaction will be subject to conditions customary of a transaction of this nature, including but not limited to: (i) the receipt of tax and legal advice for the Company and Pubco, (ii) the approval of the Plan of Arrangement by (A) the Shareholders at the Meeting, and (B) the Superior Court of Justice (Ontario), and (iii) the satisfaction of customary closing conditions, including, among other things, the receipt of other requisite regulatory approvals (including, where required, the approval of applicable Canadian securities regulators and the CSE).

The Company intends to provide further details of the Spin-out Transaction, including details pertaining to the board of directors and management of Pubco, at a later date. Readers are cautioned that the final details of the Spin-out Transaction are still to be determined and that there can be no certainty that the Spin-out Transaction will be completed on the terms currently proposed, or at all.

In addition, Florida-based ClearThink Capital has been engaged for a term of three months, during which it will assist in all aspects of a marketing campaign for the Company (contract signed March 10, 2023). As consideration for its services, the Company will pay ClearThink a monthly fee of US$4,000 and at the end of the first quarter they will receive 7,742 Class B Common Shares of the Company (“FSD Shares”) at a price equal to US$1.55 The FSD Shares will be subject to the statutory hold period of four months and one day.

As well FSD Pharma has also engaged New Hampshire-based RagingBull with a one-time payment of US$15,000, it will assist in all aspects of a marketing campaign for the Company.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Zsaeed@fsdpharma.com
(416) 854-8884

Investor Relations:
ir@fsdpharma.com, info@fsdpharma.com
www.fsdpharma.com